UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Buckeye Technologies Inc.

File No. 001-14030 - CF#26234

_____

Buckeye Technologies Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K/A filed on January 21, 2011 and amended on February 24, 2011 and May 24, 2011.

Based on representations by Buckeye Technologies Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.9   through October 22, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel